Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 13, 2018

Ms. Clark
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
 Washington D.C. 20549

Re:	Ship Finance International LTD Form 20-F for the Year Ended December 31, 2017 Form 6-K furnished February 28, 2018 File No. 001-32199

Dear Ms. Clark:
On behalf of Ship Finance International Limited, (the "Company"), we submit this response to your letter dated May 30, 2018, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2017 and form 6-K furnished February 28, 2018. The Company's responses, together with the Staff's comments, are set forth below.
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Form 6-K furnished February 28, 2018
Selected Key Financial Data, page 1

1.
Please explain the difference both quantitatively and qualitatively between "total charter revenues" as presented in selected key financial data and "total operating revenues" presented on page 6. We note that the company has certain wholly-owned subsidiaries which are accounted for using the equity method because as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance International Ltd. is not the primary beneficiary. It appears that "total charter revenues" include revenue from these entities using a method other than the equity method of accounting. Inclusion of your proportionate economic ownership (i.e. 100%) appears to create a non-GAAP measure that is not consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. Please explain.

Three Months Ended	Dec 31, 2017	Sep 30, 2017
Long term charter revenues(1)	$139 million	$133 million
Short term charters(2)	$13 million	$17 million
Total charter revenues(1)(2)	$152 million	$150 million

1. Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates'.
2. Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

The table above, which is information that was included in the Form 6-K furnished to the Staff on February 28, 2018, shows that Total charter revenues are the sum of Long term charter revenues and short term charter revenues. As noted above, Footnote 1 states "Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates'" and Footnote 2  states "Includes gross hire from short term charters and voyage charters".
Quantitatively this is as follows:
	Three months ended
	Dec 31,	Sep 30,
	2017	2017
Charter revenues - operating lease – consolidated entities	78,946	76,208
Charter revenues - finance lease – consolidated entities	24,856	25,321
Charter revenues - finance lease – 100% owned associates	47,884	48,073
Profit share income	162	-
Total charter revenues	151,848	149,602

The charter revenues for the Company are shown in our income statement as follows:
INCOME STATEMENT	Three months ended
(in thousands of $	Dec 31,	Sep 30,
except per share data)	2017	2017
Charter revenues - operating lease	78,946	76,208
Charter revenues - finance lease	24,856	25,321
Revenues classified as Repayment of investment in finance leases	(7,862)	(7,856)
Profit share income	162	-
Total operating revenues	96,102	93,673

The charter revenues for the Company's 100% owned unconsolidated subsidiaries are shown in a note that reconciles to equity earnings of associates as follows:
INCOME STATEMENT	Three months ended
(in thousands of )	Dec 31,	Sep 30,
	2017	2017(a)
Charter revenues - finance lease	47,884	48,073
Revenues classified as Repayment of investment in finance leases	(31,952)	(29,505)

Interest expense, related party	(3,532)	(3,533)
Interest expense, other	(8,294)	(8,440)
Other items	(422)	(368)
Net income	3,684	6,227

(a)	September figures are from the Company's third quarter press release 6k filed on 12/21/2017.

The Company advises the Staff that it considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures, in addition to Rule 100(b) of Regulation G. Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures focuses on a scenario where the adjustment accelerates the recognition of revenue. The Answer to Question 100.04 emphasizes that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.
The Company concluded that its fact pattern differed from the example cited in Question 100.04, noting that the referenced example focuses on an adjustment that accelerates the recognition of revenue. In our fact pattern, there is no acceleration of recognition of revenue.
Rule 100(b) of Regulation G stipulates:
A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.
In concluding that the disclosure did not violate Rule 100(b) of Regulation G, the Company considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures, which states that "certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant's business could be misleading."
The Company believes that the combination of total charter hire from these unconsolidated subsidiaries is not misleading. The figures are combined for the purposes of splitting them between long- and short-term charter hire to provide additional information to investors on a total basis.

To explain further, these wholly-owned subsidiaries that are accounted for as equity investees were assessed to be variable interest entities for which the Company is not the primary beneficiary because the main asset of each entity is the subject of a lease which includes both fixed price call options and fixed price purchase obligation or put option at the end of the lease causing each entity to be a variable interest entity ("VIE"). ASC 810-10-25-38B requires that a reporting entity identify which activities most significantly impact the VIE's economic performance and determine whether it has the power to direct those activities. The economic performance of each VIE is most significantly impacted by the fair value of its underlying asset. Each lessee has the ability to increase the benefits it can receive and limit the losses it can suffer by the manner in which it uses the asset and how it markets the asset (similar to Example 5 case G in ASC 810-10-55-172 -181). Each lessee will absorb all the residual value variability due to the purchase options and/or obligations. As such, the Company could not be considered the primary beneficiary in accordance with ASC 810. However on a day to day basis, payments received from charter hires in these entities, are managed by the Company in the same way as it manages the charter hires for all of its other subsidiaries. Hires are received on a gross basis and the Company chooses how to manage payments and invest excess cash. The Company understands that users of the financial statements combine these figures when analysing the overall Company's expected and actual cash receipts from charter hire.
The Company believes that this is clearly a non-GAAP measure intended to give an indication of volume. However, to make this clearer we propose to write "Total combined charter hire" rather than "Total charter revenue" in future filings and include a specific non-GAAP measure label and reconciliation to "Total Operating Revenue" as follows:

Three Months Ended
	Dec 31, 2017	Sep 30, 2017
Long term combined (1) charter hire(1)	$139 million	$133 million
Short term combined (1) charter hire(2)	$13 million	$17 million
Total combined charter hire(2)(3)	$152 million	$150 million

(1) Includes charter hire of 100% owned equity investees
(2)(3) Total charter hire for the quarter ended December 31, 2017 is reconciled to total operating revenue for both the Company and 100% owned equity investees as follows:

	Company	100% owned equity investees	Combined Total
Total operating revenue	96,102	15,932	112,034
Add: Repayments from investments in direct financing and sales-type leases	7,862	31,952	39,814
Total combined charter hire	103,964	47,884	151,848

2.
We note at the top of page 2 you disclose that reported net operating income pursuant to US GAAP for the quarter was $38.6 million, or $.38 per share, and reported net income was $20.1 million, or $.20 per share. Adjusted for various non-cash and one-off items, the result was $24.9 million, or $.24 per share. Please note that this adjusted amount should be labeled as a non-GAAP financial measure and should be accompanied by a reconciliation as required by Regulation G.

The Company notes the Staff's comment. Since December 31, 2017, the Company has not included this disclosure in its quarterly earnings releases but if this disclosure is re-instated in future earnings releases, the Company will include a non-GAAP measure label and a corresponding reconciliation.

Appendix 1, page 10

3.
We note from Appendix 1 that the reconciliation of net income to Adjusted EBITDA includes several adjustments related to your investments in subsidiaries accounted for under the equity method such as, charter revenue – finance lease adjustment, interest income from associates, and results in associates. Please explain to us the nature of these adjustments and tell us why you are adjusting for these items in your Adjusted EBITDA measure. Also, please tell us the nature of the repayment of investment in finance leases adjustment and why you are adjusting for this amount in your Adjusted EBITDA measure.

In footnote 2 of Appendix 1, it states "'Adjusted EBITDA' is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, profit share income and dividends and interest received from financial investments, less vessel operating expenses and general and administrative expenses."

Interest income from associates is deducted from net income in the same way as interest income and results of associates to bring the results back to an "earnings before interest and depreciation" basis. The following table provides a reconciliation of operating revenue and operating expenses to Adjusted EBITDA and the reconciliation shown in Appendix 1:

	Company	100% owned equity investees	Total
Total operating revenue	96,102	15,932	112,034
Add: Repayments from investments in direct financing and sales-type leases	7,862	31,952	39,814
Total combined charter hire	103,964	47,884	151,848
Less: operating expenses (1)	(57,461)	-	(57,461)
Add: Dividend and interest income (loss) from investments	(213)	-	(213)
Add: Depreciation	22,649	-	22,649
Adjusted EBITDA	68,939	47,884	116,823

(1)	Operating costs of the 100% owned equity investees are zero.

The repayment from investments in direct finance and sales type leases is added to Revenue from finance and sales type leases as explained above, to present gross charter hires for both the consolidated subsidiaries and for the 100% owed equity investees. These are combined for the purposes of presenting Adjusted EBITDA.

Financial Statements
Form 20-F for the Year Ended December 31, 2017

Consolidated Statements of Changes in Stockholders' Equity, page F-8
4.	Please tell us the nature of the significant change in additional paid in capital in the amount of $137 million related to the convertible notes due 2021.
The amount of $137 million was incorrectly described in the Company's annual report on Form 20-F (the "Form 20-F"). It should have been described as "Shares issued arising from the conversion of convertible bonds due in 2018". This relates to shares issued in October 2017 as described in Note 19 of the Form 20-F. The Company issued approximately 9.4 million shares arising from the conversion of approximately $121 million of the $350 million convertible bond due 2018. The $137 million is the difference between the fair value of the shares issued and the par value of the shares (the par value is included in share capital). We respectfully propose to correct the description in all future filings.
*****

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Sincerely, /s/ Gary J. Wolfe Gary J. Wolfe

cc: Beverly A. Singleton Claire Erlanger Division of Corporate Finance Securities and Exchange Commission Harald Gurvin Chief Financial Officer Ship Finance Management AS